UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 27, 2008	Commission File Number:0001284823

XYRATEX LTD
(Translation of registrant’s name into English)

Langstone Road,
Havant
PO9 1SA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F   ☒      Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐      No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:

NEWS RELEASE

For Immediate Release

Xyratex Ltd Announces Results for the First Quarter Fiscal Year 2008

Havant, UK – March 27, 2008 – Xyratex Ltd (Nasdaq: XRTX), a leading provider of enterprise class data storage subsystems and storage process technology, today announced results for the first fiscal quarter ended February 29, 2008.  Revenues for the first quarter were $217.1 million, a decrease of 8.2% compared to revenues of $236.4 million for the same period last year.

For the first quarter, GAAP net loss was $2.2 million, or $0.07 per diluted share, compared to GAAP net income of $10.1 million, or $0.34 per diluted share, in the same period last year. Non-GAAP net income decreased 94% to $0.7 million, or a diluted earnings per share of $0.03, compared to non-GAAP net income of $11.9 million, or $0.40 per diluted share, in the same quarter a year ago.(1)

Gross profit margin in the first quarter was 15.1%, compared to 19.0% in the same period last year, primarily due to the decrease in Storage Infrastructure revenues.

Revenues from our Networked Storage Solutions products were $187.8 million as compared to $163.6 million in the same quarter a year ago, an increase of 14.8%. Gross profit margin in the Networked Storage Solutions business was 14.7% as compared to 13.6% a year ago. Revenues from our Storage Infrastructure products were $29.3 million as compared to $72.8 million in the same quarter a year ago, a decrease of 59.8%. Gross profit margin in the Storage Infrastructure business was 18.9% as compared to 31.6% a year ago.

“I was pleased with our first quarter results which were towards the top end of our expectations, which reflected the continued capital spending constraints in the Hard Drive Industry. As anticipated we are now seeing evidence of an increase in demand for capital equipment from our customers and I am encouraged with regard to the healthy fundamentals we see within the two markets we serve,” said Steve Barber, CEO of Xyratex. “Though the global economic conditions remain uncertain, I believe the markets we serve will remain healthy and that our customers are well positioned within their respective markets. We will continue to work with our customers to make them more competitive in their respective markets and remain flexible in meeting their technology and product demands. We remain focused on executing as efficiently and effectively as possible in this uncertain economic environment.”

The company today also announced that, effective immediately, Adam Wray has stepped down from his role as its Executive Vice President of the Storage Infrastructure Division and that Steve Barber will take a more active role in leading this division. “I would like to personally thank Adam for his contribution to the company and in his most recent role, for his dedication and leadership in developing the Storage Infrastructure business to where it is today. I wish Adam every success as he pursues other interests,” said Steve Barber.

Business Highlights

•                  We announced a new High-Performance RAID Controller and Advanced Power Management Software for our High-Density RAID System. The Xyratex F6412E sets a new standard for performance and efficiency, delivering up to twice the performance (IOPS) of the previous generation controller while minimizing electronic waste through optimal battery design. In addition, the company’s new Advanced Power Management software can save up to 40 percent in power dissipation by automatically spinning down disk drives when not needed.

•                  We announced that the Xyratex F5412E RAID system is certified for VMware ESX Server 3.5. The Xyratex F5412E 4Gb FC-SAS/SATA-II RAID product joins the Company’s F5402 system as products certified for use in VMware virtualization environments.

•                  We commenced installation of equipment as part of a major process automation project within a new production facility for a current Storage Infrastructure customer.

•                  We undertook significant steps to prepare our facilities in Sacramento and Seremban, Malaysia in anticipation of volume ramps as we move through the fiscal year.

Business Outlook

The following statements are based on current expectations. These statements are forward-looking, and actual results may differ materially. These statements do not include the potential impact of any future acquisitions or divestitures.

•                  Revenue in the second quarter of 2008 is projected to be in the range $232 to $252 million.

•                  Fully diluted earnings are anticipated to be between $(0.06) loss per share and $0.06 earnings per share on a GAAP basis in the second quarter. On a non-GAAP basis, fully diluted earnings per share is anticipated to be between $0.03 and $0.15. Non-GAAP earnings per share excludes non-cash equity compensation, amortization of intangible assets, certain non-recurring items and related taxation expense.

Conference Call/Webcast Information

Xyratex quarterly results conference call will be broadcast live via the internet at www.xyratex.com/investors on Thursday, March 27, 2008 at 2:00 p.m. Pacific Time/5:00 p.m. Eastern Time. You can also access the conference call by dialing +1 (888) 679-8018 in the United States and +1 (617) 213-4845 outside of the United States, passcode 72136533. The press release will be posted to the company web site www.xyratex.com.

A replay will be available through April 3, 2008 following the live call by dialing +1 (888) 286-8010 in the United States and +1 (617) 801-6888 outside the United States, replay code 42753368.

(1) Non-GAAP net income and diluted earnings per share excludes (a) amortization of intangible assets, (b) equity compensation expense, (c) specified non-recurring items, such as income from sale of a product line, (d) the related tax effects and (e) the effect of changes in exchange rates on the income tax expense. Reconciliation of non-GAAP net income and diluted earnings per share to GAAP net income (loss) and GAAP diluted earnings (loss) per share is included in a table immediately following the condensed consolidated statements of cash flow below.

The intention in providing these non-GAAP measures is to provide supplemental information regarding the Company’s operational performance while recognizing that they have material limitations and that they should only be referred to with reference to the corresponding GAAP measure.

The Company believes that the provision of these non-GAAP financial measures is useful to investors and investment analysts because it enables comparison to the Company’s historical operating results, those of competitors and other industry participants and also provides transparency to the measures used by management in operational and financial decision making. In relation to the specific items excluded: (a) intangible assets represent costs incurred by the acquired business prior to acquisition, are not cash costs and will not be replaced when the assets are fully amortized and therefore the exclusion of these costs provides management and investors with better visibility of the costs required to generate revenue over time; (b) equity compensation expense is non-cash in nature, is outside the control of management during the period in which the expense is incurred and in addition has not been measured consistently as a result of the implementation of FAS 123R; (c) the income from the sale of the product line is non-recurring and does not form part of the Company’s core operations; (d) the exclusion of the related tax effects of excluding items (a) to (c) is necessary to show the effect on net income of the change in tax expense that would have been recorded if these items had not been incurred; (e) the effect of changes in exchange rates on deferred tax balances is non-cash and is not comparable across periods or with other companies.

Safe Harbor Statement

This press release contains forward–looking statements. These statements relate to future events or our future financial performance, including our projected revenue and fully diluted earnings per share data (on a GAAP and non-GAAP basis) for the second quarter. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward looking statements. Factors that might cause such a difference include our inability to compete successfully in the competitive and rapidly changing marketplace in which we operate, failure to retain key employees, cancellation or delay of projects and adverse general economic conditions in the United States and internationally.

These risks and other factors include those listed under “Risk Factors” and elsewhere in our Annual Report on Form 20-F as filed with the Securities and Exchange Commission (File No. 000-50799). In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

About Xyratex

Xyratex is a leading provider of enterprise class data storage subsystems and storage process technology. The company designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

For more information, visit www.xyratex.com.

Contacts:

Xyratex Investor Relations
Brad Driver
Tel: +1 (408) 325-7260
Email: bdriver@us.xyratex.com
Website: www.xyratex.com

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended,
	February 29,	February 28,
	2008	2007
	(US dollars in thousands, except per share amounts)
Revenues:
Networked Storage Solutions	$187,776	$163,616
Storage Infrastructure	29,278	72,791
Total revenues	217,054	236,407

Cost of revenues	184,283	191,372
Gross profit:
Networked Storage Solutions	27,599	22,286
Storage Infrastructure	5,526	22,994
Equity compensation	(354)	(245)
Total gross profit	32,771	45,035
Operating expenses:
Research and development	19,279	18,794
Selling, general and administrative	14,979	14,800
Amortization of intangible assets	1,379	1,651
Total operating expenses	35,637	35,245
Operating income (loss)	(2,866)	9,790
Other income	—	890
Interest income, net	899	655
Income (loss) before income taxes	(1,967)	11,335
Provision (benefit) for income taxes	252	1,221
Net income (loss)	$(2,219)	$10,114

Net earnings (loss) per share:
Basic	$(0.08)	$0.35
Diluted	$(0.07)	$0.34

Weighted average common shares (in thousands), used in computing net earnings (loss) per share:
Basic	29,125	28,847
Diluted	29,738	29,699

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	February 29,	November 30,
	2008	2007
	(US dollars and amounts in thousands)

ASSETS
Current assets:
Cash and cash equivalents	$57,866	$70,678
Accounts receivable, net	101,544	122,327
Inventories	113,131	91,662
Prepaid expenses	3,934	2,994
Deferred income taxes	2,926	3,000
Other current assets	6,281	8,275
Total current assets	285,682	298,936
Property, plant and equipment, net	37,952	37,421
Intangible assets, net	54,282	54,175
Deferred income taxes	18,953	19,743
Total assets	$396,869	$410,275

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$92,747	$96,046
Employee compensation and benefits payable	11,385	13,280
Deferred revenue	8,194	15,212
Income taxes payable	1,537	1,165
Other accrued liabilities	12,907	11,311
Total current liabilities	126,770	137,014
Long-term debt	—	—
Total liabilities	126,770	137,014

Shareholders’ equity
Common shares of Xyratex Ltd (in thousands), par value $0.01 per share 70,000 authorized, 29,214 and 29,117 issued and outstanding	292	291
Additional paid-in capital	359,099	356,268
Accumulated other comprehensive income	688	1,847
Accumulated deficit	(89,980)	(85,145)
Total shareholders’ equity	270,099	273,261
Total liabilities and shareholders’ equity	$396,869	$410,275

XYRATEX LTD

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 29,	February 28,
	2008	2007
	(US dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$(2,219)	$10,114
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	3,485	3,037
Amortization of intangible assets	1,379	1,651
Non-cash equity compensation	2,200	1,660
Changes in assets and liabilities, net of impact of acquisitions and divestitures
Accounts receivable	20,783	(6,996)
Inventories	(21,469)	6,443
Prepaid expenses and other current assets	(602)	(2,995)
Accounts payable	(3,299)	3,451
Employee compensation and benefits payable	(1,895)	(5,306)
Deferred revenue	(7,018)	(3,458)
Income taxes payable	372	558
Deferred income taxes	(125)	608
Other accrued liabilities	1,596	(502)
Net cash provided by/(used in) operating activities	(6,812)	8,265

Cash flows from investing activities:
Investments in property, plant and equipment	(4,016)	(3,642)
Acquisition of intangible assets	—	(4,790)
Acquisition of business, net of cash received	—	(1,661)
Net cash used in investing activities	(4,016)	(10,093)

Cash flows from financing activities:
Payments of long-term borrowings	—	(1,000)
Repurchases of common shares	(2,618)	—
Proceeds from issuance of shares	634	502
Net cash used in financing activities	(1,984)	(498)
Change in cash and cash equivalents	(12,812)	(2,326)
Cash and cash equivalents at beginning of period	70,678	56,921
Cash and cash equivalents at end of period	$57,866	$54,595

XYRATEX LTD

SUPPLEMENTAL INFORMATION

	Three Months Ended
	February 29,	February 28,
	2008	2007
	(US dollars in thousands, except per share amounts)
Summary Reconciliation Of GAAP Net Income (Loss) To Non-GAAP Net Income

GAAP net income (loss)	$(2,219)	$10,114

Amortization of intangible assets	1,379	1,651
Equity compensation	2,200	1,660
Other income	—	(890)
Tax effect of non-GAAP adjustments	(1,073)	(674)
Effect on deferred tax of changes to UK exchange rates	462	—

Non-GAAP net income	$749	$11,861

Summary Reconciliation Of Diluted GAAP Earnings (Loss) Per Share To Diluted Non-GAAP Earnings Per Share

Diluted GAAP earnings (loss) per share	$(0.07)	$0.34

Amortization of intangible assets	0.05	0.06
Equity compensation	0.07	0.05
Other income	—	(0.03)
Tax effect of non-GAAP adjustments	(0.04)	(0.02)
Effect on deferred tax of changes to UK exchange rates	0.02	—

Diluted non-GAAP earnings per share	$0.03	$0.40

Summary Of Equity Compensation

Cost of revenues	$354	$245
Research and development	708	491
Selling, general and administrative	1,138	924

Total equity compensation	$2,200	$1,660

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 27, 2008	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer